UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(AMENDMENT NO. 2)

Under the Securities Exchange Act of 1934



Alternate Marketing Networks, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

02145P-10-6

(CUSIP Number)

Greg R. Samuel, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5645

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2003

(Date of Event which Requires Filing of
this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box ?.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13D


CUSIP No.  02145P-10-6



1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	K2 VC LTD.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ?
	(b) ?
3
SEC USE ONLY


4
SOURCE OF FUNDS

	N/A
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)	?

	N/A
6
CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas



 NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER

	0

8
SHARED VOTING POWER

	1,000,000

9
SOLE DISPOSITIVE POWER

	0

10
SHARED DISPOSITIVE POWER

	1,000,000
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,000,000
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES       ?

	N/A
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.1% (1)
14
TYPE OF REPORTING PERSON

	PN

(1)	Based on 9,895,778 shares of common stock issued and outstanding as of
November 7, 2002, as disclosed in the Issuer's Form 10-QSB for the quarterly period ending September 30, 2002 and including the 1,000,000 shares of common stock issued to Drawbridge Investment Partners LLC as disclosed in the current report on Form 8-K of the Issuer dated February
18, 2003 and filed by the Issuer with the Securities and Exchange
Commission on February 20, 2003.


CUSIP No.  02145P-10-6



1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	K2 VC MANAGEMENT, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ?
	(b) ?
3
SEC USE ONLY


4
SOURCE OF FUNDS

	N/A
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)	?

	N/A
6
CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas



 NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER

	0

8
SHARED VOTING POWER

	1,000,000

9
SOLE DISPOSITIVE POWER

	0

10
SHARED DISPOSITIVE POWER

	1,000,000
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,000,000
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES       ?

	N/A
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.1% (1)
14
TYPE OF REPORTING PERSON

	OO

(1)	Based on 9,895,778 shares of common stock issued and outstanding as of
November 7, 2002, as disclosed in the Issuer's Form 10-QSB for the quarterly period ending September 30, 2002 and including the 1,000,000 shares of common stock issued to Drawbridge Investment Partners LLC as disclosed in the current report on Form 8-K of the Issuer dated February
18, 2003 and filed by the Issuer with the Securities and Exchange
Commission on February 20, 2003.





CUSIP No.  02145P-10-6



1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Adil Khan
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ?
	(b) ?
3
SEC USE ONLY


4
SOURCE OF FUNDS

	N/A
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e) 	?

	N/A
6
CITIZENSHIP OR PLACE OF ORGANIZATION

	United States




 NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER

	0

8
SHARED VOTING POWER

	1,000,000

9
SOLE DISPOSITIVE POWER

	0

10
SHARED DISPOSITIVE POWER

	1,000,000
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

	1,000,000
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	?

	N/A
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.1% (1)
14
TYPE OF REPORTING PERSON

	IN

(1)		Based on 9,895,778 shares of common stock issued and outstanding as of November 7, 2002, as disclosed in the Issuer's Form 10-QSB for the quarterly period ending September 30, 2002 and including the 1,000,000 shares of common stock issued to Drawbridge Investment Partners LLC as disclosed in the current report on Form 8-K of the Issuer dated February
18, 2003 and filed by the Issuer with the Securities and Exchange
Commission on February 20, 2003.



CUSIP No.  02145P-10-6



1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Mehnaz Fatehdin
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ?
	(b) ?
3
SEC USE ONLY


4
SOURCE OF FUNDS

	N/A
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e) 	?

	N/A
6
CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom




 NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER

	0

8
SHARED VOTING POWER

	1,000,000

9
SOLE DISPOSITIVE POWER

	0

10
SHARED DISPOSITIVE POWER

	1,000,000
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

	1,000,000
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	?

	N/A
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.1% (1)
14
TYPE OF REPORTING PERSON

	IN

(1)		Based on 9,895,778 shares of common stock issued and outstanding as of November 7, 2002, as disclosed in the Issuer's Form 10-QSB for the quarterly period ending September 30, 2002 and including the 1,000,000 shares of common stock issued to Drawbridge Investment Partners LLC as disclosed in the current report on Form 8-K of the Issuer dated February
18, 2003 and filed by the Issuer with the Securities and Exchange
Commission on February 20, 2003.



	This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Amendment No. 1 to Schedule 13D dated August 27, 2002 and filed by K2 VC LTD, a Texas limited partnership ("K2VCLP"), K2 VC Management, LLC, a Texas limited liability company ("K2VCLLC"), Adil Khan, a citizen of the United States ("Khan"), and Mehnaz Fatehdin, a citizen of the United Kingdom ("Fatehdin") with the Securities and Exchange Commission on August 29, 2002 (as amended, the "Schedule 13D"), by furnishing the information set forth below. K2VCLP, K2VCLLC, Khan, and Fatehdin shall be referred to herein, each, as a "Filing Person," and, collectively, as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the
Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

	Item 3 is hereby amended in its entirety as follows:

On May 31, 2002, K2VCLP acquired 2,474,039 shares of Common Stock in exchange for 8,815,000 shares of common stock, par value $0.01 per share, of Hencie, Inc., a Delaware corporation ("Hencie"), pursuant to that certain Agreement and Plan of Reorganization, dated May 31, 2002, by and among Alternate Marketing Networks, Inc., a Michigan corporation, the Issuer, ALTM Combination Co., a Delaware corporation, Hencie, Khan, and certain stockholders of Hencie, including K2VCLP (the "Reorganization Agreement").

Effective as of January 1, 2003, K2VCLP contributed 1,474,039 shares of Common Stock (the "Contribution Shares") to the Issuer pursuant to that certain Contribution Agreement, effective as of January 1, 2003, by and between the Issuer and K2VC (the "Contribution Agreement").

Item 4.  Purpose of Transaction.

Item 4 is hereby amended in its entirety as follows:

The Common Stock was acquired by K2VCLP pursuant to the Agreement and for investment purposes. The Contribution Shares were contributed by K2VCLP to the Issuer in connection with the distressed financial condition of the Issuer and the liquidity and working capital needs of the Issuer. No Filing Person presently has any plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (f) of Item 4 of the General Instructions to Schedule 13D.

Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock, future changes to the composition of the board of directors of the Issuer, the financial condition, results of operations, and prospects of the Issuer, and general economic, financial market, and industry conditions, each of the Filing Persons may also acquire additional securities of the Issuer, or sell all or part of the shares of Common Stock held by such Filing Person, if any, in open market or privately negotiated transactions or otherwise. Any open market or privately negotiated transactions may be made at any time without prior notice.

Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, each of the Filing Persons may formulate other purposes, plans, or proposals regarding the Issuer or the securities of the Issuer. The foregoing statements are subject to change at any time, and there can be no assurance that any of the Filing Persons will take or elect not to take any of the actions set forth above. To the knowledge of each Filing Person, each of the persons listed in Item 2 herein may make similar evaluations from time to time or on an ongoing basis.

Item 5.  Interests in Securities of the Issuer.

Item 5 is hereby amended in its entirety as follows:

Each of K2VCLP, K2VCLLC, Khan, and Fatehdin may be deemed to beneficially own 1,000,000 shares of Common Stock, representing 10.1% of the issued and outstanding shares of Common Stock (the "K2VCLP Shares"). Each of K2VCLP, K2VCLLC, Khan, and Fatehdin share the power to vote and dispose of the K2VCLP Shares.

On February 18, 2003, the Issuer granted to Khan a non-qualified stock option to purchase up to 1,700,000 shares of Common Stock at an exercise price of $0.50 per share with vesting of 25% per year over the next four years pursuant to and in accordance with that certain Non-Qualified Stock Option Agreement, dated February 18, 2003, by and between the Issuer and Khan.

Other than the transaction(s) described herein, no Filing Person has effected any transaction in shares of Common Stock since the filing of the
Schedule 13D on August 29, 2002.

The percentages of Common Stock in this Item 5 have been calculated based on 9,895,778 shares of common stock issued and outstanding as of November 7, 2002, as disclosed in the Issuer's Form 10-QSB for the quarterly period ending September 30, 2002 and including the 1,000,000 shares of common stock issued to Drawbridge Investment Partners LLC as disclosed in the current report on Form 8-K of the Issuer dated February 18, 2003 and filed by the Issuer with the Securities and Exchange Commission on February 20, 2003.

Item 7.  Material to be Filed as Exhibits.

	Item 7 is hereby amended in its entirety as follows:

Exhibit
No.
Description
99.1
Joint Filing Agreement, dated February 20, 2003, by and among K2 VC LTD., a Texas limited partnership, K2 VC Management, LLC, a Texas limited liability company, Adil Khan, a citizen of the United States, and Mehnaz Fatehdin, a citizen of the United Kingdom
99.2
Amended and Restated Agreement and Plan of Reorganization, dated May 31, 2002, by and among Alternate Marketing Networks, Inc., a Michigan corporation, Alternate Marketing Networks, Inc., a Delaware corporation, ALTM Combination Co., a Delaware corporation, Hencie, Inc., a Delaware corporation, Adil Khan, and certain stockholders of Hencie, Inc. (filed as Appendix A to the definitive proxy statement on Schedule 14A of Alternate Marketing Networks, Inc., a Michigan corporation, dated July 23, 2002 and filed with the Securities and Exchange Commission on June 16, 2002, and incorporated herein by reference)
99.3
Registration Rights Agreement, dated August 1, 2002, by and among Alternate Marketing Networks, Inc., a Delaware corporation, certain stockholders of Hencie, Inc., a Delaware corporation, and the officers, directors, and ten percent stockholders of Alternate Marketing Networks, Inc. (filed as Exhibit B to the Schedule 13D of K2 VC LTD., dated and filed with the Securities and Exchange Commission on August 13, 2002, and incorporated herein by reference)
99.4
Contribution Agreement, effective as of January 1, 2003, by and between Alternate Marketing Networks, Inc., a Delaware corporation, and K2 VC LTD., a Texas limited partnership (filed as Exhibit 99.1 to the Form 8-K of Alternate Marketing Networks, Inc., a Delaware corporation ("ALTM"), dated February 18, 2003, filed by ALTM with the Securities and Exchange Commission on February 20, 2003, and incorporated herein by reference)
99.5
Non-Qualified Stock Option Agreement, dated February 18, 2003, by and between Alternate Marketing Networks, Inc., a Delaware corporation, and Adil Khan (filed as Exhibit 99.3 to the Form 8-K of Alternate Marketing Networks, Inc., a Delaware corporation ("ALTM"), dated February 18, 2003, filed by ALTM with the Securities and Exchange Commission on February 20, 2003, and incorporated herein by reference)



SIGNATURES

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete, and correct.

Date: February 20, 2003


K2 VC LTD.

By:	K2 VC Management, its general
partner


By:		/s/ ADIL KHAN
Name:	Adil Khan
Title: 	President

K2 VC MANAGEMENT, LLC


By:		/s/ ADIL KHAN
Name:	Adil Khan
Title: 	President


	/s/ ADIL KHAN
Name:	Adil Khan


	/s/ MEHNAZ FATEHDIN
Name:	Mehnaz Fatehdin








INDEX OF EXHIBITS

Exhibit
No.
Description
99.1
Joint Filing Agreement, dated February 20, 2003, by and among K2 VC LTD., a Texas limited partnership, K2 VC Management, LLC, a Texas limited liability company, Adil Khan, a citizen of the United States, and Mehnaz Fatehdin, a citizen of the United Kingdom
99.2
Amended and Restated Agreement and Plan of Reorganization, dated May 31, 2002, by and among Alternate Marketing Networks, Inc., a Michigan corporation, Alternate Marketing Networks, Inc., a Delaware corporation, ALTM Combination Co., a Delaware corporation, Hencie, Inc., a Delaware corporation, Adil Khan, and certain stockholders of Hencie, Inc. (filed as Appendix A to the definitive proxy statement on Schedule 14A of Alternate Marketing Networks, Inc., a Michigan corporation, dated July 23, 2002 and filed with the Securities and Exchange Commission on June 16, 2002, and incorporated herein by reference)
99.3
Registration Rights Agreement, dated August 1, 2002, by and among Alternate Marketing Networks, Inc., a Delaware corporation, certain stockholders of Hencie, Inc., a Delaware corporation, and the officers, directors, and ten percent stockholders of Alternate Marketing Networks, Inc. (filed as Exhibit B to the Schedule 13D of K2 VC LTD., dated and filed with the Securities and Exchange Commission on August 13, 2002, and incorporated herein by reference)
99.4
Contribution Agreement, effective as of January 1, 2003, by and between Alternate Marketing Networks, Inc., a Delaware corporation, and K2 VC LTD., a Texas limited partnership (filed as Exhibit 99.1 to the Form 8-K of Alternate Marketing Networks, Inc., a Delaware corporation ("ALTM"), dated February 18, 2003, filed by ALTM with the Securities and Exchange Commission on February 20, 2003, and incorporated herein by reference)
99.5
Non-Qualified Stock Option Agreement, dated February 18, 2003, by and between Alternate Marketing Networks, Inc., a Delaware corporation, and Adil Khan (filed as Exhibit 99.3 to the Form 8-K of Alternate Marketing Networks, Inc., a Delaware corporation ("ALTM"), dated February 18, 2003, filed by ALTM with the Securities and Exchange Commission on February 20, 2003, and incorporated herein by reference)






EXHIBIT 99.1

JOINT FILING AGREEMENT

February 20, 2003

	In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock, par value $0.01 per share, of Alternate Marketing Networks, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement effective as of February 20, 2003.


K2 VC LTD.

By:	K2 VC Management, its general
partner


By:		/s/ ADIL KHAN
Name:	Adil Khan
Title: 	President

K2 VC MANAGEMENT, LLC


By:		/s/ ADIL KHAN
Name:	Adil Khan
Title: 	President


	/s/ ADIL KHAN
Name:	Adil Khan


	/s/ MEHNAZ FATEHDIN
Name:	Mehnaz Fatehdin


2
D-1053364.2
3
D-1053364.2
D-1053364.2

11